Filed by SatixFy Communications Ltd. / Endurance Acquisition Corp.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Endurance Acquisition Corp.

Commission File No. 001-40810

Date: June 13, 2022

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 OR 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): June 13, 2022

Endurance Acquisition Corp.

(Exact name of registrant as specified in its charter)

Cayman Islands	001-40810	98-1599901
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

630 Fifth Avenue, 20th Floor

New York, NY 10111

(Address of principal executive offices, including zip code)

Registrant’s telephone number, including area code: (646) 585-8975

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered

Units, each consisting of one Class A ordinary share and one-half of one redeemable Warrant	EDNCU	The Nasdaq Stock Market LLC

Class A ordinary shares, par value $0.0001 per share	EDNC	The Nasdaq Stock Market LLC

Warrants, each exercisable for one Class A ordinary share at an exercise price of $11.50 per share	EDNCW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 1.01 Entry into a Material Definitive Agreement.

Amendment No. 1 to the Business Combination Agreement

On June 13, 2022, Endurance Acquisition Corp., a Cayman Islands exempted company (“Endurance”), entered into Amendment No. 1 (the “BCA Amendment”) to the previously disclosed Business Combination Agreement (as it may be amended, supplemented or otherwise modified from time to time, the “Business Combination Agreement”), dated March 8, 2022, by and among Endurance, SatixFy Communications Ltd., a limited liability company organized under the laws of the State of Israel (“SatixFy”), and SatixFy MS, a Cayman Islands exempted company and a direct, wholly owned subsidiary of SatixFy (“Merger Sub”). Pursuant to the Business Combination Agreement, at the Effective Time, Merger Sub will merge with and into Endurance (the “Business Combination”), with Endurance surviving the Business Combination as a wholly owned subsidiary of SatixFy, as further described in the Current Report on Form 8-K filed by Endurance with the Securities and Exchange Commission (the “SEC”) on March 8, 2022 and attached thereto as Exhibit 2.1. Capitalized terms used herein but not defined shall have the meanings assigned to them in the Business Combination Agreement.

Pursuant to the BCA Amendment, Endurance, SatixFy and Merger Sub have agreed to (1) change the earliest date upon which the VWAP measurements may be taken for determining the vesting of the Price Adjustment Shares from 150 days after the Closing to 30 days after the date on which the resale registration statement covering the securities issued to the Subscribers of the PIPE Financing is declared effective and (2) allow for up to $200,000 of SPAC Working Capital Loans to be converted into warrants or other securities.

The foregoing description of the BCA Amendment does not purport to be complete and is qualified in its entirety by the full text of the BCA Amendment, which is attached hereto as Exhibit 2.1 and is incorporated herein by reference.

Amendment No. 1 to the Sponsor Letter Agreement

Concurrently with the execution of the Business Combination Agreement, Endurance Antarctica Partners, LLC, a Cayman Islands limited liability company (the “Sponsor”) entered into a letter agreement (the “Sponsor Letter Agreement”) in favor of SatixFy and Endurance, as further described in the Current Report on Form 8-K filed by Endurance with the SEC on March 8, 2022 and attached thereto as Exhibit 10.2.

On June 13, 2022, the Sponsor, Endurance, and SatixFy entered into Amendment No. 1 (the “Sponsor Letter Amendment”) to the Sponsor Letter Agreement, which amended the Sponsor Letter Agreement to allow for up to $200,000 of SPAC Working Capital Loans to be converted into warrants or other securities (derivative or otherwise).

The foregoing description of the Sponsor Letter Amendment does not purport to be complete and is qualified in its entirety by the full text of the Sponsor Letter Amendment, which is attached hereto as Exhibit 10.1 and is incorporated herein by reference.

Important Information About the Proposed Transaction and Where to Find It

The proposed business combination will be submitted to shareholders of Endurance for their consideration. SatixFy intends to file a registration statement on Form F-4 (the “Registration Statement”) with the SEC which will include preliminary and definitive proxy statements to be distributed to Endurance’s shareholders in connection with Endurance’s solicitation for proxies for the vote by Endurance’s shareholders in connection with the proposed business combination and other matters as described in the Registration Statement, as well as the prospectus relating to the offer of the securities to be issued to SatixFy’s shareholders in connection with the completion of the proposed business combination. After the Registration Statement has been filed and declared effective, Endurance will mail a definitive proxy statement and other relevant documents to its shareholders as of the record date established for voting on the proposed business combination. Endurance’s shareholders and other interested persons are advised to read, once available, the preliminary proxy statement / prospectus and any amendments thereto and, once available, the definitive proxy statement / prospectus, in connection with Endurance’s solicitation of proxies for its special meeting of shareholders to be held to approve, among other things, the proposed business combination, because these documents will contain important information about Endurance, SatixFy and the proposed business combination. Shareholders may also obtain a copy of the preliminary or definitive proxy statement, once available, as well as other documents filed with the SEC regarding the proposed business combination and other documents filed with the SEC by Endurance, without charge, at the SEC's website located at www.sec.gov or by directing a request to Endurance Acquisition Corp., 630 Fifth Avenue, 20th Floor, New York, NY 10111.

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Forward-Looking Statements

This Current Report on Form 8-K includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These statements are based on various assumptions, whether or not identified in this Current Report on Form 8-K, and on the current expectations of SatixFy’s and Endurance’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of SatixFy and Endurance. These forward-looking statements are subject to a number of risks and uncertainties, including the occurrence of any event, change or other circumstances that could give rise to the termination of the proposed business combination; the outcome of any legal proceedings that may be instituted against SatixFy or Endurance, the combined company or others following the announcement of the proposed business combination; the inability to complete the proposed business combination due to the failure to obtain approval of the shareholders of SatixFy or Endurance or to satisfy other conditions to closing; changes to the proposed structure of the proposed business combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the proposed business combination; the ability to meet stock exchange listing standards following the consummation of the proposed business combination; the risk that the proposed business combination disrupts current plans and operations of SatixFy as a result of the announcement and consummation of the proposed business combination; the ability to recognize the anticipated benefits of the proposed business combination, which may be affected by, among other things, competition and the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and retain its management and key employees; costs related to the proposed business combination; changes in applicable laws or regulations; SatixFy’s estimates of expenses and profitability and underlying assumptions with respect to shareholder redemptions and purchase price and other adjustments; any downturn or volatility in economic conditions; the effects of COVID-19 or other epidemics; changes in the competitive environment affecting SatixFy or its customers, including SatixFy’s inability to introduce new products or technologies; the impact of pricing pressure and erosion; supply chain risks; risks to SatixFy’s ability to protect its intellectual property and avoid infringement by others, or claims of infringement against SatixFy; the possibility that SatixFy or Endurance may be adversely affected by other economic, business and/or competitive factors; SatixFy's estimates of its financial performance; risks related to the fact that SatixFy is incorporated in Israel and governed by Israeli law; and those factors discussed in Endurance’s final prospectus dated September 14, 2021 and Quarterly Report on Form 10-Q for the quarter ended March 31, 2022, in each case, under the heading “Risk Factors,” and other documents of Endurance filed, or to be filed, with the SEC. If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither SatixFy nor Endurance presently know or that SatixFy and Endurance currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect SatixFy’s and Endurance’s expectations, plans or forecasts of future events and views as of the date of this Current Report on Form 8-K. SatixFy and Endurance anticipate that subsequent events and developments will cause SatixFy’s and Endurance’s assessments to change. However, while SatixFy and Endurance may elect to update these forward-looking statements at some point in the future, SatixFy and Endurance specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing SatixFy’s and Endurance’s assessments as of any date subsequent to the date of this Current Report on Form 8-K. Accordingly, undue reliance should not be placed upon the forward-looking statements.

No Offer or Solicitation

This Current Report on Form 8-K does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Participants in Solicitation

Endurance, SatixFy and certain of their respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitations of proxies from Endurance’s shareholders in connection with the proposed business combination. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of Endurance’s shareholders in connection with the proposed business combination will be set forth in Endurance’s proxy statement / prospectus when it is filed with the SEC. You can find more information about Endurance’s directors and executive officers in Endurance’s final prospectus filed with the SEC on September 14, 2021. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests will be included in the proxy statement / prospectus when it becomes available. Shareholders, potential investors and other interested persons should read the proxy statement / prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits:

Exhibit	Description

2.1	Amendment No. 1 to the Business Combination Agreement, dated June 13, 2022, by and among Endurance Acquisition Corp., SatixFy MS and SatixFy Communications Ltd.

10.1	Amendment No. 1 to the Sponsor Letter Agreement, dated as of June 13, 2022, by and among Endurance Antarctica Partners, LLC, Endurance Acquisition Corp. and SatixFy Communications Ltd.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Endurance Acquisition Corp.

By:	/s/ Richard C. Davis
Richard C. Davis
Chief Executive Officer

Dated: June 13, 2022

Exhibit 2.1

AMENDMENT NO. 1

to

Business Combination Agreement

This Amendment No. 1 to the Business Combination Agreement (this “Amendment”) is made as of June 13, 2022, by and among Endurance Acquisition Corp., a Cayman Islands exempted company (“SPAC”), SatixFy MS, a Cayman Islands exempted company and a direct, wholly owned subsidiary of the Company (“Merger Sub”), and SatixFy Communications Ltd., a limited liability company organized under the laws of the State of Israel (the “Company”). Capitalized terms used, but not otherwise defined herein, shall have the meaning given to them in the BCA (as defined below).

WHEREAS, on March 8, 2022, SPAC, the Company and Merger Sub entered into that certain Business Combination Agreement (as amended, amended and restated, supplemented or otherwise modified from time to time in accordance with its terms, the “BCA”);

WHEREAS, pursuant to Section 8.3 of the BCA, the BCA may be amended or modified only by a duly authorized agreement in writing executed by each of the Parties in the same manner as the BCA and which makes reference to the BCA; and

WHEREAS, each of SPAC, the Company and Merger Sub desire to amend the BCA in order to revise the vesting schedule applicable to the Price Adjustment Shares.

NOW, THEREFORE, in consideration for the mutual promises made herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, SPAC, the Company and Merger Sub hereby agree to amend the BCA as follows:

1.            Amendments to Section 2.10 of the BCA. Section 2.10 of the BCA is hereby amended as set forth below:

(a)            Section 2.10(b) is hereby amended and restated in its entirety to read: “If, at any time after the date that is thirty (30) days after the Effectiveness Date (as defined in the Subscription Agreements) of the Registration Statement (as defined in the Subscription Agreements) and thereafter during the ten (10) years following the Closing Date, the VWAP of Company Ordinary Shares is greater than or equal to $12.50 for any seven (7) Trading Days within a period of thirty (30) consecutive Trading Days (the date when the foregoing is first satisfied, the “First Price Adjustment Achievement Date”), then a Price Adjustment Series Amount of the Price Adjustment Shares shall automatically become vested and shall no longer be subject to forfeiture.”

(b)            Section 2.10(c) is hereby amended and restated in its entirety to read: “If, at any time after the date that is thirty (30) days after the Effectiveness Date (as defined in the Subscription Agreements) of the Registration Statement (as defined in the Subscription Agreements) and thereafter during the ten (10) years following the Closing Date, the VWAP of Company Ordinary Shares is greater than or equal to $14.00 for any seven (7) Trading Days within a period of thirty (30) consecutive Trading Days (the date when the foregoing is first satisfied, the “Second Price Adjustment Achievement Date”), then a Price Adjustment Series Amount of the Price Adjustment Shares shall automatically become vested and shall no longer be subject to forfeiture.”

(c)            Section 2.10(d) is hereby amended and restated in its entirety to read: “If, at any time after the date that is thirty (30) days after the Effectiveness Date (as defined in the Subscription Agreements) of the Registration Statement (as defined in the Subscription Agreements) and thereafter during the ten (10) years following the Closing Date, the VWAP of Company Ordinary Shares is greater than or equal to $15.50 for any seven (7) Trading Days within a period of thirty (30) consecutive Trading Days (the date when the foregoing is first satisfied, the “Third Price Adjustment Achievement Date”), then a Price Adjustment Series Amount of the Price Adjustment Shares shall automatically become vested and shall no longer be subject to forfeiture.”

(d)            Section 2.10(e) is hereby amended and restated in its entirety to read: “For the avoidance of doubt, the Price Adjustment Series Amount of the Price Adjustment Participants shall be entitled to vesting of the Price Adjustment Shares described in Section 2.10(b), Section 2.10(c), and Section 2.10(d), respectively, only upon the occurrence of the respective Price Adjustment Achievement Date; provided, however, that each such date shall only occur once, if at all, and in no event shall such Price Adjustment Participants be collectively entitled to receive more than an aggregate of 27,500,000 shares of Company Ordinary Shares as Price Adjustment Shares.”

2.            Amendment to Section 5.9(h) of the BCA. Section 5.9(h) is hereby amended and restated in its entirety to read: “enter into, renew, modify or revise any SPAC Related Party Transaction (or any Contract or agreement that if entered into prior to the execution and delivery of this Agreement would be a SPAC Related Party Transaction), except for SPAC Working Capital Loans equal to $500,000 in the aggregate (on substantially the same terms as its previous SPAC Working Capital Loan, except that no more than $200,000 of such SPAC Working Capital Loans may have a right or conversion);”.

3.            Effect of Amendments and Modifications. Except as expressly amended hereby, the BCA shall remain unaltered and in full force and effect and the respective terms, conditions or covenants thereof are hereby in all respects confirmed. Whenever the BCA is referred to in any agreement, document or other instrument, such reference will be to the BCA as amended by this Amendment. For the avoidance of doubt, each reference in the BCA, as amended hereby, to “the date hereof”, the “date of this Agreement” and derivations thereof and other similar phrases shall continue to refer to March 8, 2022.

4.            Miscellaneous. Sections 8.5, 8.7, 8.10, 8.11, 8.15 and 8.16 of the BCA are incorporated herein by reference, mutatis mutandis.

2

IN WITNESS WHEREOF, each of the Parties has caused this Business Combination Agreement to be duly executed on its behalf as of the day and year first above written.

ENDURANCE ACQUISITION CORP.

By:	/s/ Richard Davis
Name: Richard Davis
Title: Chief Executive Officer

[Signature Page to Amendment No. 1 to the Business Combination Agreement]

SATIXFY MS

By:	/s/ Yoav Leibovitch
Name: Yoav Leibovitch
Title: Chief Financial Officer

SATIXFY COMMUNICATIONS LTD.

By:	/s/ Yoav Leibovitch
Name: Yoav Leibovitch
Title: Chief Financial Officer

[Signature Page to Amendment No. 1 to the Business Combination Agreement]

Exhibit 10.1

AMENDMENT NO. 1

to

SPONSOR LETTER Agreement

This Amendment No. 1 to the Sponsor Letter Agreement (this “Amendment”) is made as of June 13, 2022, by and among Endurance Antarctica Partners, LLC, a Cayman Islands limited liability company (the “Sponsor”), Endurance Acquisition Corp., a Cayman Islands exempted company (the “SPAC”), and SatixFy Communications Ltd., a limited liability company organized under the laws of the State of Israel (the “Company”). Capitalized terms used, but not otherwise defined herein, shall have the meaning given to them in the BCA (as defined below).

WHEREAS, on March 8, 2022, the SPAC, the Company and certain other Persons entered into that certain Business Combination Agreement (as amended, amended and restated, supplemented or otherwise modified from time to time in accordance with its terms, the “BCA”);

WHEREAS, contemporaneously with the execution and delivery of the BCA, the Sponsor, the SPAC and the Company entered into that certain Sponsor Letter Agreement dated March 8, 2022 (as amended, amended and restated, supplemented or otherwise modified from time to time in accordance with its terms, the “Sponsor Letter Agreement”);

WHEREAS, pursuant to Section 15 of the Sponsor Letter Agreement, which incorporates by reference Section 8.3 of the BCA, mutatis mutandis, the Sponsor Letter Agreement may be amended or modified only by a duly authorized agreement in writing executed by each of the Parties in the same manner as the Sponsor Letter Agreement and which makes reference to the Sponsor Letter Agreement; and

WHEREAS, each of each of the Sponsor, the SPAC and the Company desire to amend the Sponsor Letter Agreement in order to revise the limitations applicable to SPAC Working Capital Loans.

NOW, THEREFORE, in consideration for the mutual promises made herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Sponsor, the SPAC and the Company hereby agree to amend the Sponsor Letter Agreement as follows:

1.            Amendment to Section 8 of the Sponsor Letter Agreement. Section 8 of the Sponsor Letter Agreement is hereby amended and restated in its entirety to read: “With respect to any SPAC Working Capital Loan (or other similar loan of funds) that is or may be convertible into warrants or other securities (derivative or otherwise) of the SPAC, the Company or any of their respective Subsidiaries, the SPAC and the Sponsor hereby agree, and shall take such actions within its power so as to ensure, that no more than $200,000 of such SPAC Working Capital Loans shall be converted into such warrants or other securities (derivative or otherwise), notwithstanding any applicable provisions of the Warrant Agreement, the Assumed Warrant Agreement or any other Contract.”

2.            Effect of Amendments and Modifications. Except as expressly amended hereby, the Sponsor Letter Agreement shall remain unaltered and in full force and effect and the respective terms, conditions or covenants thereof are hereby in all respects confirmed. Whenever the Sponsor Letter Agreement is referred to in any agreement, document or other instrument, such reference will be to the Sponsor Letter Agreement as amended by this Amendment. For the avoidance of doubt, each reference in the Sponsor Letter Agreement, as amended hereby, to “the date hereof”, the “date of this Agreement” and derivations thereof and other similar phrases shall continue to refer to March 8, 2022.

3.            Miscellaneous. Sections 8.5, 8.7, 8.10, 8.11, 8.15 and 8.16 of the BCA are incorporated herein by reference, mutatis mutandis.

IN WITNESS WHEREOF, each of the Parties has caused this Amendment to be duly executed on its behalf as of the day and year first above written.

ENDURANCE ANTARCTICA PARTNERS, LLC

By: ADP Endurance, LLC
Its: Managing Member

By:	/s/ Chandra R. Patel
Name: Chandra R. Patel
Title: Managing Director

ENDURANCE ACQUISITION CORP.

By:	/s/ Richard C. Davis
Name: Richard C. Davis
Title: Chief Executive Officer

[Signature Page to Amendment No. 1 to the Sponsor Letter Agreement]

SATIXFY COMMUNICATIONS LTD.

By:	/s/ Yoav Leibovitch
Name: Yoav Leibovitch
Title: Chief Financial Officer

[Signature Page to Amendment No. 1 to the Sponsor Letter Agreement]